==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ---------------------

                             AMENDMENT NO. 1 TO
                               SCHEDULE 13E-3
                      RULE 13E-3 TRANSACTION STATEMENT
                     (PURSUANT TO SECTION 13(e) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)

                SHANDONG HUANENG POWER DEVELOPMENT CO., LTD.
                            (Name of the Issuer)

                     HUANENG POWER INTERNATIONAL, INC.
                SHANDONG HUANENG POWER DEVELOPMENT CO., LTD.
                    (Name of Person(s) Filing Statement)

               AMERICAN DEPOSITARY SHARES, ORDINARY N SHARES
                        PAR VALUE RMB1.00 PER SHARE
                       (Title of Class of Securities)

                                 819419102
                   (CUSIP Number of Class of Securities)


HUANENG POWER INTERNATIONAL, INC.        SHANDONG HUANENG POWER DEVELOPMENT
Xiaosong Wang                               CO., LTD.
West Wing, Building C                    Dan Lu
Tianyin Mansion                          Room 1014, A23, Huaneng Building
Fuxingmennan Street                      Fuxing Road, Haidian District
Beijing, China                           Beijing, China
(86-10)6649-1069                         (86-531)290-2806
               (Name, Address and Telephone Number of Persons
            Authorized to Receive Notices and Communications on
                   Behalf of Person(s) Filing Statement)

                           ---------------------

                                 Copies to:

Gregory Miao, Esq.                  Edmund C. Duffy, Esq.        Chun Wei, Esq.
Skadden, Arps, Slate,               Skadden, Arps, Slate,        Sullivan & Cromwell
Meagher & Flom LLP                  Meagher & Flom LLP           28th Floor
East Wing Office, Level 4           4 Times Square               Nine Queen's Road Central
China World Trade Center            43rd Floor                   Hong Kong
No.1 Jian Guo Men Wai Avenue        New York, NY  10036          (852) 2826-8688
Beijing 100004, China               (212) 735-3950
(86-10) 6505-5511

        This statement is filed in connection with (check the appropriate box):

        (a) [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        (b) [ ] The filing of a registration statement under the Securities Act of 1933.

        (c)  [ ]  A tender offer.

        (d)  [X]  None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

        Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]



                                INTRODUCTION

        This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Statement") is being filed with the Securities and Exchange Commission (the "SEC") by (i) Huaneng Power International, Inc. ("Huaneng Power"), a company incorporated under the laws of the People's Republic of China and (ii) Shandong Huaneng Power Development Co., Ltd. ("Shandong Huaneng"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Statement relates to a proposed merger (the "Merger") pursuant to an Agreement of Merger by Absorption (the "Merger Agreement"), dated as of July 18, 2000 and amended as of August 8, 2000, by and between Huaneng Power and Shandong Huaneng. According to the Merger Agreement, Shandong Huaneng will be merged with and into Huaneng Power and Huaneng Power will be the surviving company. Shandong Huaneng will cease to exist and the holders of Shandong Huaneng's ordinary shares will receive RMB 1.34 for each ordinary A share and US$0.1618 for each ordinary N share.

        A joint proxy statement, dated August 15, 2000, including all exhibits and annexes thereunto (the "Joint Proxy Statement") has been delivered to the shareholders of each of Huaneng Power and Shandong Huaneng in connection with the solicitation of their votes to adopt and approve the Merger and the Merger Agreement. The Joint Proxy Statement was attached hereto under Exhibit (a)(5)(iii). The Joint Proxy Statement contains certain information required to be included in response to the Items of this Statement and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The responses to each Item herein are qualified in their entirety by reference to the information contained in the Joint Proxy Statement.

        The information contained in this Statement and/or the Joint Proxy Statement concerning Huaneng Power and Huaneng International Power Development Corporation ("HIPDC") was supplied by Huaneng Power only and Shandong Huaneng cannot confirm the accuracy or completeness of such information. Except as provided in the following sentence, the information contained in this Statement and/or the Joint Proxy Statement concerning Shandong Huaneng was supplied by Shandong Huaneng only and Huaneng Power cannot confirm the accuracy or completeness of such information. The pro forma financial information included in "Unaudited Pro Forma Combined Financial Information" in the Joint Proxy Statement was supplied by Huaneng Power only and Shandong Huaneng cannot confirm the accuracy or completeness of such information. The information extracted from Shandong Huaneng's Form 20-F, dated April 11, 2000, included in "The Companies - Shandong Huaneng" in the Joint Proxy Statement was extracted at the request of Huaneng Power.

ITEM 2  SUBJECT COMPANY INFORMATION

Item 2(c) of the Schedule 13E-3 is hereby amended and supplemented as follows:

        As of September 4, 2000, there were a total of 64 and 104 holders, and an aggregate number of 18,504,100 and 23,374,000 outstanding ADSs for Huaneng Power and Shandong Huaneng, respectively. Huaneng Power and Shandong Huaneng do not have breakdown information regarding the number of ADS holders who are U.S. persons or the number of the ADSs which are being held in the U.S.

ITEM 3  IDENTITY AND BACKGROUND OF FILING PERSON

Item 3(b) of the Schedule 13E-3 is hereby amended and supplemented as follows:

        As of April 2000, Shandong Huaneng's Unit 1 and Unit 2 of the Rizhao Plant has commenced commercial operation.

        A number of agreements to which Shandong Huaneng is a party require the consent of the other party in the event of a merger or reorganization involving Shandong Huaneng. These agreements include land use rights lease agreement, certain domestic financing agreements and certain operating agreement such as on-grid agreements. Shandong Huaneng is in the process of contacting the relevant third parties and currently intends to obtain all the necessary third party consents prior to the completion of the merger.

ITEM 7  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 7(b) is amended and supplemented as follows:

        Since the initial public offering of Shandong Huaneng in 1994, its ADSs have been trading below, and more of the time, substantially below, the initial public offering price and at a discount to the net book value per ADS. The board of directors of Shandong Huaneng considered alternatives to increase its shareholder value which focused primarily on business expansion outside of Shandong Province. Due to the change of electricity demand in China in recent years, Shandong Huaneng's expansion outside Shandong Province has been difficult and the board of directors of Shandong Huaneng gradually realized that a strategic combination involving Shandong Huaneng might be the best way to increase its shareholder value.

ITEM 8  FAIRNESS OF THE TRANSACTION

Item 8 (a) of the Schedule 13E-3 is hereby amended to add the following information::

        The merger consideration of $8.09 per ADS is higher than, and represents a 7.9% premium over, Shandong Huaneng's average market price since its initial public offering, which is $7.49 per ADS.

Item 8 (b) of the Schedule 13E-3 is hereby amended and supplemented as follows:

        The following table shows the amount by which the merger consideration is less than historical net book value per ADS.

            NBV/ADS        Merger consideration ($8.09) as Premium/Discount
                           to NBV
                           ------------------------------------------------
                           Premium/discount     (USD)            (%)
                           ------------------------------------------------
1996        9.89           Discount             -1.80            -18.2%
1997        10.49          Discount             -2.40            -22.8%
1998        10.93          Discount             -2.84            -26.0%
1999        11.23          Discount             -3.14            -28.0%

        For year 1996, as calculated per ADS's daily closing prices, except for the periods of March 4th, October 14th - 23th, December 4th - 5th, December 10th and December 12nd - 13rd , Shandong Huaneng's ADS was trading at a discount to its net book value ("NBV").

        For year 1997, for the following periods, Shandong Huaneng's ADS was trading at a discount to its NBV.

        o  January 2nd - January 3rd
        o  January 23rd - January 24th
        o  February 12th - February 14th
        o  February 19th - February 21th
        o  February 27th - March 4th
        o  April 2nd - April 8th
        o  April 14th - April 15th
        o  April 21st - April 23rd
        o  September 26th to year end.

        Since January 1st, 1998 until July 17th , 2000, the last trading day prior to the merger announcement, the Shandong Huaneng's ADS has been trading at a discount to its NBV as of the year end of the corresponding financial years. For year 2000, the NBV as of December 31st, 1999 was used in comparing the ADS trading price with NBV.

        The Shandong Huaneng board's belief that Shandong Huaneng's assets would be more valuable when combined with the assets of Huaneng Power is primarily based on the greater economies of scale and increased expansion opportunities which result from an enlarged asset base and the scope of business operations available to the merged company.

ITEM 9  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

Item (b) (4) is hereby amended to add the following information:

        Transactions in which CLSA were involved in providing investment banking services to Huaneng Power International, Inc., are summarized below.

        o  CLSA acted as one of the co-managers to Huaneng Power
International, Inc.'s convertible bond placement in May 1997. Through this placement CLSA was remunerated in an amount of US$16,503.40 for the underwriting fee.

        o CLSA was appointed as the global co-ordinator, sole lead manager and sole book-runner for the placement of shares in the form of H Shares or American Depositary Shares of Huaneng Power International, Inc. in February 1998. The compensation that CLSA received in relation to the work performed as outlined was in the form of underwriting discounts and commissions of US$2,991,000.00.

        o In March 1999, CLSA was mandated to act as financial advisor to Huaneng Power International, Inc. in connection to the acquisition of the Nanjing Power Plant. In association with this mandate, CLSA was compensated with an advisory fee amount to US$104,971.00.

        For each of the above transactions, CLSA was selected from a group of investment banks through a customary "beauty contest" process. CLSA was hired by Shandong Huaneng because of CLSA's expertise and reputation in power industry banking.

Item (b) (6) is hereby amended to add the following information:

        The table below presents the calculated range of premiums and the simple means of the premiums for the comparable transactions that were considered and defined in schedule 13E-3.

Offer price as premium of                               1day       1wk        2wks        4wks
closing price as on                                    before     before     before      before
                                               AD        AD         AD         AD          AD

Average Premium (exclude extreme value)     26.62%     25.36%     28.56%      27.74%      28.04%
Average Premium (include extreme value)     15.15%     13.03%     16.02%      15.36%      15.89%

Premium (exclude extreme value)
Minimum                                      6.32%      4.77%      6.50%       4.49%       2.39%
Maximum                                     74.90%     67.30%     71.27%      72.04%      86.19%

Premium (include extreme value)
Minimum                                    -53.68%    -60.94%    -59.21%     -58.95%     -57.05%
Maximum                                     74.90%     67.30%     71.27%      72.04%      86.19%



Offer price as premium of the                 1WK         2 WK        4 WK
average closing prices for the             BEFORE AD    BEFORE AD   BEFORE AD
period of
Average Premium (exclude extreme value)      26.18%      26.79%      26.98%
Average Premium (include extreme value)      14.11%      14.61%      14.85%

Premium (exclude extreme value)
Minimum                                       4.80%       6.71%       3.68%
Maximum                                      70.68%      71.15%      74.02%

Premium (include extreme value)
Minimum                                     -58.25%     -58.45%     -57.91%
Maximum                                      70.68%      71.15%      74.02%
Source: Thomason Financial and Bloomberg

Note: AD is defined as Announcement Date.


        Presented in the following table is the relevant data used by CLSA for the analysis of the offer prices for the comparable transactions as multiples of certain target companies' financial criteria. The variables used in calculating the multiples were taken based on data available for the last full financial year prior to the merger announcement.

    Acquirer                  Target          Currency    P/E     P/BV    EV/CF    EV/EBIT     EV/
                                                                                             EBITDA
Nisource Inc           Columbia Energy Group     US$     23.96    2.95    10.00     13.49      9.84
RWE GR (Germany)       VEW (Germany)             DM      16.99    2.78       na      8.34      3.96
Consolidated Edison    Northeast Utilities       USD        na    1.65       na     17.24      6.63
  Inc (NY)               (Connecticut)
National Power Plc     Malakoff Bhd              MYR     17.21    3.50    24.42     12.62     10.56
Northern State Power   New Century Energies      US$     14.03    1.79    12.32     12.81      8.78
                         Inc
National Grid USA      Eastern Utilities         US$     18.49    1.72    10.74     13.08      7.58
                         Associate
Sithe Pacific          The Cogeneration          THB      5.90    0.76    10.95     14.14      8.79
                         Company
Source: Thomason Financial and Bloomberg

ITEM 16 EXHIBITS

Item 16 is hereby amended and supplemented as follows:

        Exhibit No.   Description

        (a)(5) Second Meeting Notice for Huaneng Power's Independent Shareholder's Special General Meeting, dated August 29, 2000, issued by Huaneng Power.

        (c) Reissued Opinion of Shandong Huaneng's Financial Advisor, dated July 18, 2000.




                                 SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  HUANENG POWER INTERNATIONAL, INC.


                                  By:     /s/  XIAOSONG WANG
                                      ------------------------------
                                      Name:  XIAOSONG WANG
                                      Title: VICE-CHAIRMAN


                                  SHANDONG HUANENG POWER DEVELOPMENT
                                  CO., LTD.


                                  By:     /s/  XINYANG YU
                                       -----------------------------
                                       Name:  XINYANG YU
                                       Title: CHAIRMAN


Dated: September 11, 2000




                             INDEX TO EXHIBITS


        Exhibit No.   Description

        (a)(5) Second Meeting Notice for Huaneng Power's Independent Shareholder's Special General Meeting, dated August 29, 2000, issued by Huaneng Power.


        (c) Reissued Opinion of Shandong Huaneng's Financial Advisor, dated July 18, 2000.